KILPATRICK STOCKTON LLP	Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickStockton.com

direct dial 202 508 5820
direct fax 202 204 5620
June 11, 2010	jrappoport@kilpatrickstockton.com
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Madison Bancorp, Inc.
Registration Statement on Form S-1
Dear Sir or Madam:
     Enclosed herewith for filing please find the Registration Statement on Form S-1 for Madison Bancorp, Inc., the proposed holding company for Madison Square Federal Savings Bank, a federally chartered mutual savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $661.00, which constitutes the filing fee for the Registration Statement.
     If you have any questions regarding this filing, please contact the undersigned at 202-508-5820.

Very truly yours, KILPATRICK STOCKTON LLP
/s/ Joel E. Rappoport
Joel E. Rappoport

Enclosures

cc:	Michael P. Gavin, Madison Bancorp, Inc.
Gary R. Bronstein, Kilpatrick Stockton LLP